Exhibit 99.16

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101
***SHORT FORM PROSPECTUS DISTRIBUTIONS* ("NI 44-101")**

June 6, 2023

TO: British Columbia Securities Commission, as notice regulator
Alberta Securities Commission
Ontario Securities Commission

Verses AI Inc. (the "**Issuer**") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.

This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

VERSES AI INC.

Per: (Signed) "*Kevin Wilson*"
Name: Kevin Wilson
Title: Chief Financial Officer